UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON JULY 14th, 2023

Final Voting Statement - Summary

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and the market in general, according to CVM Resolution No. 81/22, as amended, the Final Voting Statement of the Extraordinary General Shareholders Meeting (Annex 1) held on July 14th, 2023.

Rio de Janeiro (RJ, Brazil), 14 th July, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

Annex 1

Final Voting Statement - Extraordinary Shareholders Meeting

Resolution 1

Re-ratification of the annual global limit compensation of the Company’s management for the fiscal year ended on December 31, 2022.

Resolution Vote	No. Of Shares
A – Approve	894,102,207
B – Reject	96,310,966
C – Abstain	7,592,215

Resolution 2

Fixation of the annual global limit compensation of the Company’s management for the fiscal year to be ended on December 31, 2023.

Resolution Vote	No. Of Shares
A – Approve	887,056,247
B – Reject	103,332,226
C – Abstain	7,616,915

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.